Exhibit 99.1

Brookfield Asset Management Inc.

News Release

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2009 Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Investor Centre/Financial Reports section at www.brookfield.com.

The 2009 Results conference call can be accessed via webcast on February 19, 2010 at 11 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 604-638-9010 (Password 2811).

BROOKFIELD ASSET MANAGEMENT ANNOUNCES STRONG
OPERATING CASH FLOW OF $1.45 BILLION FOR 2009

TORONTO, February 19, 2010 – Brookfield Asset Management Inc. (TSX/NYSE: BAM; EURONEXT: BAMA) today announced its results for the fourth quarter and year ended December 31, 2009.

Cash Flow From Operations

Cash flow from operations for the fourth quarter increased to $381 million ($0.63 per share) from $247 million ($0.41 per share), representing a 54% increase. Cash flow from operations for the full year was $1.45 billion, or $2.43 per share, compared with $2.33 per share reported in 2008.

	Three months ended December 31		Years ended December 31
US$ millions (except per share amounts)	2009	2008	2009	2008

Cash flow from operations	$381	$247	$1,450	$1,423
– per share	0.63	0.41	2.43	2.33

“Our renewable power and office property businesses generated strong operating cash flows during the quarter and throughout the year. The stable revenue profiles of these businesses provide us with a strong earnings base in order to continue to pursue investment opportunities at this exceptional point in the market cycle,” commented Bruce Flatt, CEO of Brookfield. “Furthermore, the substantial amount of capital deployed by us in the last year sets the stage for continued asset value growth in the future.”

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Net Income

Net income for 2009 was $454 million ($0.71 per share) compared to $649 million ($1.02 per share) in 2008. Net income in 2008 reflected a large non-cash tax recovery arising from an increase in the value of our tax assets.

	Three months ended December 31		Years ended December 31
US$ millions (except per share amounts)	2009	2008	2009	2008

Net income	$102	$171	$454	$649
– per share	0.15	0.27	0.71	1.02

This news release and accompanying financial statements make reference to cash flow from operations on a total and per share basis. Cash flow from operations is defined as net income excluding depreciation and amortization, interests of non-controlling shareholders, future income taxes and other items as described in the consolidated statements of income that are not otherwise included in net income. Brookfield uses cash flow from operations to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them. The company provides the components of cash flow from operations and a full reconciliation between cash flow from operations and net income in the Supplemental Information accompanying this news release. Cash flow from operations is a non-GAAP measure which does not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

Dividend Declaration

The Board of Directors declared a dividend of US$0.13 per Class A Common Share, payable on May 31, 2010, to shareholders of record as at the close of business on May 1, 2010. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on Brookfield Asset Management’s declared share dividends can be found on the company’s website under Investor Centre/Stock and Dividend Information.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the year ended December 31, 2009 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

* * * * *

Brookfield Asset Management Inc., focused on property, renewable power and infrastructure assets, has over $100 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

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For more information, please visit our website at www.brookfield.com or contact:

Investors	Media
Katherine Vyse SVP, Investor Relations and Communication Tel: (416) 369-8246 Fax: (416) 363-2856 Email: kvyse@brookfield.com	Denis Couture SVP, Corporate and International Affairs Tel.: (416) 956-5189 Fax: (416) 363-2856 Email: dcouture@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “expected,” “payable,” “continue,” and “pursue,” derivations thereof and other expressions, including conditional verbs such as “may,” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this news release include statements in regards to our ability to pursue investment opportunities, future asset value growth, accounting policies expected to be adopted under IFRS and the potential modification of the application thereof. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied of such assets by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its Specialty Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; changes in accounting policies to be adopted under IFRS and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States, including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

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STATEMENTS OF NET CASH FLOW FROM OPERATIONS

(Unaudited)	Three months ended December 31		Years ended December 31
US$ millions (except per share amounts)	2009	2008	2009	2008
Fees earned	$123	$66	$298	$289
Revenues less direct operating costs
Renewable power generation	51	69	660	466
Commercial properties	105	44	356	297
Infrastructure	19	46	64	141
Development activities	70	(16)	134	60
Special situations	38	29	112	283
Investment and other income	125	144	346	425
	531	382	1,970	1,961
Expenses
Interest	73	71	267	266
Operating costs	73	62	250	263
Current income taxes	4	2	3	9
Cash flow from operations	$381	$247	$1,450	$1,423
Cash flow from operations per common share – diluted	$0.63	$0.41	$2.43	$2.33

Notes

The statements of net cash flow from operations above are prepared on a basis that is consistent with the company’s Supplemental Information (see below) and differs from net income as presented in the company’s consolidated statements of income on page 6 of this release, which is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Asset Management’s results. Cash flow from operations is equal to net income prior to “other items” as presented in the consolidated statements of income on page 6 of this release.

Cash flow from operations in this statement represents the operations of Brookfield Asset Management and is net of carrying charges associated with related liabilities and cash flows attributable to non-controlling interests. Readers are encouraged to refer to the company’s Supplemental Information which are available at www.brookfield.com.

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STATEMENTS OF NET INVESTED CAPITAL

(Unaudited)	December 31	December 31
US$ millions (except per share amounts)	2009	2008
Assets
Fee generating businesses	$803	$534
Operating platforms
Renewable power generation	8,318	8,478
Commercial properties	4,841	4,702
Infrastructure	1,546	1,174
Development activities	2,403	1,426
Special situations	1,631	1,622
Cash and financial assets	1,645	1,903
Other assets	945	771
	$22,132	$20,610

Liabilities
Corporate borrowings	$2,593	$2,284
Subsidiary borrowings	779	675
Other liabilities	2,028	2,239
	5,400	5,198
Capitalization
Capital securities	632	543
Shareholders’ equity
Preferred equity	1,144	870
Common equity	14,956	13,999
	16,732	15,412
	$22,132	$20,610
Net invested capital per common share	$25.65	$24.06

Notes:

The statements of net invested capital has been prepared using the standards and interpretations currently issued under International Financial Reporting Standards (“IFRS”) and expected to be effective at the end of our first annual IFRS reporting period, which is intended to be December 31, 2010. Certain accounting policies expected to be adopted under IFRS may not be adopted and the application of such policies to certain transactions or circumstances may be modified and as a result the pro-forma December 31, 2009 and December 31, 2008 underlying values prepared on a basis consistent with IFRS are subject to change. The amounts have not been audited or subject to review by our external auditor.

In addition, balances exclude upward adjustments to reflect the fair value of assets that are carried at the lower of cost or net realizable value or otherwise not recognized under IFRS, as well as adjustments to reflect the application of tax rates to the difference between these carrying values and tax values.

Prepared on a segmented basis, net of non-recourse debt, minority interests and prior to future tax differences.

5 |  Brookfield Asset Management Inc. – 2009 Year End Results

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)	Three months ended December 31		Years ended December 31
US$ millions (except per share amounts)	2009	2008	2009	2008
Total revenues	$3,457	$3,015	$12,082	$12,909

Fees earned	$123	$66	$298	$289
Revenues less direct operating costs
Renewable power generation	182	158	1,138	886
Commercial properties	510	388	1,770	1,831
Infrastructure	25	68	109	196
Development activities	161	(11)	329	166
Special situations	24	49	119	304
Investment and other income	217	216	752	944
	1,242	934	4,515	4,616
Expenses
Interest	456	447	1,784	1,984
Operating costs	120	107	393	406
Current income taxes	(44)	(47)	(4)	(7)
Non-controlling interests	329	180	892	810
	381	247	1,450	1,423
Other items
Depreciation and amortization	(325)	(355)	(1,275)	(1,330)
Revaluation and other items	(102)	(276)	(370)	(342)
Future income taxes	(75)	545	(24)	461
Non-controlling interests in the foregoing items	223	10	673	437
Net income	$102	$171	$454	$649

Net income per common share
Diluted	$0.15	$0.27	$0.71	$1.02
Basic	$0.16	$0.28	$0.72	$1.04

Note
The consolidated statements of income are prepared on a basis consistent with the company’s consolidated financial statements, which are prepared in accordance with Canadian GAAP.

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